SUB-ITEM 77 C:  Submission of matters to a vote of security holders

A Special Meeting of shareholders of the CCMI Fund (the "Trust") consisting of two portfolios: CCMI Bond Fund and CCMI Equity Fund, was held on June 27, 2003. The following items, which are required to be reported under this SUB-ITEM 77C, were voted on at the meeting:

1. ELECTION OF TRUSTEES

	 		Shares Voted 	     Shares
			Affirmatively	     Withheld
Timothy L. Ashburn	17,541,935		0
Ronald C. Tritschler	17,541,935		0
Gary E. Hippenstiel	17,541,935		0
Stephen A. Little	17,541,935		0
Daniel J. Condon	17,541,935		0